GT Biopharma, Inc.

8000 Marina Blvd, Suite 100

Brisbane, CA 94005

October 18, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jimmy McNamara

Re:	GT Biopharma, Inc.
Registration Statement on Form S-3
Filed on October 13, 2022
File No. 333-267870

Dear Mr. McNamara:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), GT Biopharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, October 20, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP, by calling Roger W. Bivans at (214) 978-3095.

Thank you for your assistance with this matter.

Very Truly Yours,

By:	/s/ Manu Ohri
Name:	Manu Ohri
Title:	Chief Financial Officer

cc: Roger W. Bivans, Baker & McKenzie LLP